Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2007-MTNDD085,

Subject to Completion, Dated March 2, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon a Basket of Currencies

Due 2009

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	No Bank Guarantee

March 2, 2007

Principal-Protected Notes

Based Upon a Basket of Currencies

Due March     , 2009

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based upon a Basket of Currencies (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these notes offer investors the safety of 100% principal protection at maturity. However, instead of paying periodic interest for the entire term of the notes, these Notes bear interest only during the first year following the Issue Date and will pay an amount at maturity that is based upon the Basket Return Percentage.

The Notes will pay a one-time coupon expected to equal 5.5% to 6.5% (to be determined on the Pricing Date) of the principal amount of the Notes. The one-time coupon will be paid in cash on March     , 2008. No interest will accrue on the Notes from March     , 2008 to maturity, and there will be no coupon payment in 2009.

At maturity, the Notes will pay an amount that is based on the Basket Return Percentage. The Basket Return Percentage will equal the average of the percentage change of the value of each of the Basket Currencies relative to the U.S. dollar over the term of the Notes. The basket of currencies is comprised of the British pound, the Australian dollar, the Turkish lira, Indonesian rupiah and the Mexican peso (the “Basket Currencies”). This investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the U.S. dollar.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, if any, which will depend on the Basket Return Percentage. The Basket Return Percentage will equal the average percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date. Increases in the values of the Basket Currencies relative to the U.S. dollar will lead to a higher return on your Notes, while decreases in the values of the Basket Currencies will lead to a lower return on your Notes. Because the Basket Return Percentage will be based on the sum of the Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency may be substantially or entirely offset by a decrease in the value of the other currencies in the basket.

The Basket Return Amount will equal the product of (1) principal amount of Notes held at maturity and (2) the Basket Return Percentage. Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate.

These Notes are not a suitable investment for investors who require regular fixed income payments since only a single coupon payment will be made prior to maturity and the notes will not accrue interest from March     , 2008 to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency investments on a principal-protected basis but who are willing to forego current income for a portion of the term of the Notes.

■	Investors expecting substantial overall appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding.

Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Basket of Currencies due March , 2009
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup guarantee
Principal Protection:	100% if held to the Maturity Date
Pricing Date:	March , 2007
Issue Date:	March , 2007
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately two years after the Issue Date
Interest:	The Notes will pay a one-time coupon expected to equal 5.5% to 6.5% (to be determined on the Pricing Date) of the principal amount of the Notes. The one-time coupon will be paid in cash on March , 2008. No interest will accrue on the Notes from March , 2008 to maturity, and there will be no coupon payment in 2009.
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Basket Return Amount
Basket Return Amount:	US$1,000 x Basket Return Percentage, provided that the Basket Return Amount will not be negative
Basket Return Percentage:	Will equal the sum of the Currency Return for each of the Basket Currencies, expressed as a percentage
Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	20% for each of the Basket Currencies
Basket Currencies:	The British pound, the Australian dollar, the Turkish lira, the Indonesian rupiah and the Mexican peso
Starting Exchange Rate:	Each of the USD/GBP, USD/AUD, USD/TRY, USD/IDR and USD/MXN Exchange Rates on the Pricing Date
Ending Exchange Rate:	Each of the USD/GBP, USD/AUD, USD/TRY, USD/IDR and USD/MXN Exchange Rates on the Valuation Date
USD/GBP Exchange Rate:	The U.S. dollar/British pound exchange rate in the global spot foreign exchange market, expressed as the amount of British pounds per one U.S. dollar, calculated as 1 divided by the GBP/USD exchange rate that is reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/AUD Exchange Rate:	The U.S. dollar/Australian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Australian dollars per one U.S. dollar, calculated as 1 divided by the AUD/USD exchange rate that is reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/TRY Exchange Rate:	The U.S. dollar/Turkish lira exchange rate in the global spot foreign exchange market, expressed as the amount of Turkish lira per one U.S. dollar, as reported by Reuters on Page “FXBENCH2”, or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/IDR Exchange Rate:	U.S. dollar/Indonesian rupiah exchange rate in the global spot foreign exchange market, expressed as the amount of Indonesian rupiahs per one U.S. dollar, as reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/MXN Exchange Rate:	The U.S. dollar/Mexican peso exchange rate in the global spot foreign exchange market, expressed as the amount of Mexican pesos per one U.S. dollar, as reported by Reuters on Page “FXBENCH2”, or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Protection

If you hold the Notes to maturity, at maturity you will receive at least your initial principal investment in the Notes regardless of the performance of the Basket Currencies.

■	Diversification

The Notes are linked to the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

■	Fixed Income for the First Year

The Notes will pay a one-time coupon expected to equal 5.5% to 6.5% (to be determined on the Pricing Date) of the principal amount of the Notes. The one-time coupon will be paid in cash on March     , 2008. No interest will accrue on the Notes from March     , 2008 to maturity, and there will be no coupon payment in 2009.

Key Risk Factors for the Notes

■	Your Return on the Notes May be Limited to the One-Time Coupon

A coupon will be paid on March     , 2008 only. If the Basket Return Percentage is zero or negative, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the value of each currency in the basket has increased relative to the U.S dollar at one or more times during the term of the Notes.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency but not the other currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	Potential for a Lower Comparable Yield

The Notes will pay a one-time coupon expected to equal 5.5% to 6.5% (to be determined on the Pricing Date) of the principal amount of the Notes. The

one-time coupon will be paid in cash on March     , 2008. No interest will accrue on the Notes from March     , 2008 to maturity, and there will be no coupon payment in 2009. As a result, if the Basket Return Percentage is less than     %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, regardless of whether you receive more, less or no payments on the Notes in tax years prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the British pound, the Australian dollar, the Turkish lira, the Indonesian rupiah and the Mexican peso. Exchange rates are used to measure the performance of each of the Basket Currencies.

The exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the British pound, in the case of the USD/GBP Exchange Rate; the U.S. dollar and the Australian dollar, in the case of the USD/AUD Exchange Rate; the U.S. dollar and the Turkish lira, in the case of the USD/TRY Exchange Rate; the U.S. dollar and the Indonesian rupiah in the case of the USD/IDR Exchange Rate; and the U.S. dollar and the Mexican peso in the case of the USD/MXN Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USD/AUD Exchange Rate has increased from 1.00 to 2.00, it means the value of one Australian dollar (as measured against one U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The British pound is the official currency of the United Kingdom.

The Australian dollar is the official currency of the Commonwealth of Australia.

The Turkish lira is the official currency of the Republic of the Turkey.

The Indonesian rupiah is the official currency of the Republic of Indonesia.

The Mexican peso is the official currency of Mexico.

We have obtained all information in this offering summary relating to the British pound, the Australian dollar, the Turkish lira, the Indonesian rupiah and the Mexican peso and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rate during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	USD/GBP Exchange Rate		USD/AUD Exchange Rate		USD/TRY Exchange Rate		USD/IDR Exchange Rate		USD/MXN Exchange Rate
	High	Low	High	Low	High	Low	High	Low	High	Low
2002
Quarter
First	0.7101	0.6899	1.9728	1.8741	1.448	1.306	10435.00	9575.00	9.277	9.003
Second	0.6989	0.6521	1.8921	1.7382	1.655	1.296	9803.00	8545.00	9.955	9.002
Third	0.6579	0.6312	1.8968	1.7624	1.695	1.573	9250.00	8700.00	10.286	9.647
Fourth	0.6480	0.6211	1.8386	1.7640	1.698	1.523	9345.00	8815.00	10.453	9.943
2003
Quarter
First	0.6400	0.6042	1.7794	1.6226	1.769	1.597	9088.00	8830.00	11.230	10.357
Second	0.6435	0.5934	1.6706	1.4846	1.693	1.415	8899.00	8175.00	10.797	10.116
Third	0.6380	0.5991	1.5708	1.4684	1.437	1.353	8625.00	8177.00	11.053	10.369
Fourth	0.6015	0.5600	1.4725	1.3298	1.523	1.372	8580.00	8362.00	11.379	10.945
2004
Quarter
First	0.5609	0.5250	1.3631	1.2523	1.407	1.309	8663.00	8317.00	11.221	10.807
Second	0.5695	0.5384	1.4654	1.3041	1.558	1.311	9440.00	8573.00	11.670	11.147
Third	0.5640	0.5339	1.4524	1.3656	1.524	1.429	9370.00	8800.00	11.594	11.332
Fourth	0.5620	0.5137	1.3858	1.2631	1.509	1.344	9320.00	8938.00	11.537	11.098
2005
Quarter
First	0.5392	0.5184	1.3240	1.2525	1.397	1.257	9515.00	9135.00	11.382	10.985
Second	0.5582	0.5210	1.3342	1.2799	1.406	1.331	9760.00	9430.00	11.245	10.742
Third	0.5755	0.5422	1.3526	1.2903	1.382	1.313	10775.00	9725.00	10.909	10.579
Fourth	0.5834	0.5604	1.3808	1.3096	1.369	1.338	10303.00	9685.00	10.954	10.422
2006
Quarter
First	0.5814	0.5594	1.4186	1.3189	1.359	1.303	9815.00	9045.00	11.016	10.435
Second	0.5750	0.5278	1.3970	1.2888	1.708	1.318	9495.00	8703.00	11.481	10.852
Third	0.5499	0.5241	1.3479	1.2965	1.599	1.438	9295.00	9045.00	11.250	10.771
Fourth	0.5395	0.5047	1.34753	1.26438	1.516	1.416	9228.00	8994.00	11.091	10.732
2007
Quarter
First	0.5183	0.5047	1.2960	1.2563	1.448	1.382	9158.00	8975.00	11.200	10.769
(through March 1)

The USD/GBP Exchange Rate, as calculated from the GBP/USD exchange rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time), on March 1, 2007 was 0.5101.

The USD/AUD Exchange Rate, as calculated from the AUD/USD exchange rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time), on March 1, 2007 was 1.2734.

The USD/TRY Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on March 1, 2007 was 1.4205.

The USD/IDR Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on March 1, 2007 was 9150.00.

The USD/MXN Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on March 1, 2007 was 11.1502.

Historical Graphs

The following graphs show the daily values of each of the USD/GBP, USD/AUD, USD/TRY, USD/IDR and USD/MXN exchange rates in the period from January 2, 2002 through March 1, 2007 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

Historical USD/GBP Exchange Rate

Historical USD/AUD Exchange Rate

Historical USD/TRY Exchange Rate

Historical USD/IDR Exchange Rate

Historical USD/MXN Exchange Rate

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Pricing Date: March 22, 2007
■	Issue Date: March 29, 2007
■	Principal amount: US$1,000 per Note
■	Starting Exchange Rate of the USD/GBP Exchange Rate: 0.511
■	Starting Exchange Rate of the USD/AUD Exchange Rate: 1.260
■	Starting Exchange Rate of the USD/TRY Exchange Rate: 1.380
■	Starting Exchange Rate of the USD/IDR Exchange Rate: 9050.00
■	Starting Exchange Rate of the USD/MXN Exchange Rate: 11.000
■	Allocation Percentage: 20% for each Basket Currency
■	Coupon payment amount: US$60 per Note
■	Coupon payment date: March 29, 2008
■	Maturity Date: March 29, 2009
■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency and the Allocation Percentage.

	Hypothetical Ending Exchange Rate					Hypothetical Currency Return(1)					Hypothetical Basket Return Percentage(2)	Hypothetical Basket Return Amount(3)	Hypothetical Payment at Maturity(4)	Hypothetical Note Return % per Annum(5)
Example	USD/ GBP	USD/ AUD	USD/ TRY	USD/ IDR	USD/ MXN	GBP	AUD	TRY	IDR	MXN
1	0.6743	1.426	1.215	12089	16.450	–6.39%	–2.64%	2.39%	–6.72%	–9.91%	–23.27%	$0.00	$1,000.00	3.00%
2	0.6741	1.634	1.825	11167	5.579	–6.38%	–5.94%	–6.44%	–4.68%	9.86%	–13.59%	$0.00	$1,000.00	3.00%
3	0.5926	1.132	1.716	10312	11.730	–3.19%	2.04%	–4.88%	–2.79%	–1.33%	–10.15%	$0.00	$1,000.00	3.00%
4	0.3203	1.041	1.463	12197	15.790	7.46%	3.48%	–1.20%	–6.95%	–8.71%	–5.91%	$0.00	$1,000.00	3.00%
5	0.4743	1.175	1.660	9399	10.783	1.44%	1.34%	–4.05%	–0.77%	0.40%	–1.65%	$0.00	$1,000.00	3.00%
6	0.6220	1.133	1.812	5402	10.358	–4.34%	2.02%	–6.26%	8.06%	1.17%	0.64%	$6.40	$1,006.40	3.32%
7	0.4962	1.265	0.970	12843	8.885	0.58%	–0.08%	5.94%	–8.38%	3.85%	1.91%	$19.07	$1,019.07	3.95%
8	0.4495	1.301	1.193	8165	12.321	2.41%	–0.65%	2.72%	1.96%	–2.40%	4.03%	$40.25	$1,040.25	5.01%
9	0.3620	0.857	0.988	12355	8.724	5.83%	6.40%	5.68%	–7.30%	4.14%	14.74%	$147.43	$1,147.43	10.37%
1 0	0.3842	0.795	1.385	8225	6.295	4.96%	7.38%	–0.07%	1.82%	8.56%	22.66%	$226.57	$1,226.57	14.33%

(1)	Hypothetical Currency Return for each Basket Currency = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 20%
(2)	Hypothetical Basket Return Percentage = Sum of Currency Return for USD/GBP, USD/AUD, USD/TRY, USD/IDR and USD/MXN
(3)	Hypothetical Basket Return Amount = the greater of (US$1,000 x Basket Return Percentage) and $0.
(4)	Hypothetical Payment at Maturity = US$1,000 + Basket Return Amount.
(5)	Hypothetical Note Return % per Annum includes coupon payment amount and Hypothetical Basket Return Amount.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of % compounded semi-annually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (regardless of whether holders receive more, less or no payments on the Notes in tax years prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes, including the one-time coupon. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If the total amounts the Notes pay is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If any of the relevant exchange rates are not available on Reuters page “FXBENCH2” or any substitute page thereto, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Basket Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.